SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.	Executive summary of the Japanese-language Quarterly Securities Report, as filed with the Director of the Kanto Local Finance Bureau on November 14, 2011.

II.

The registrant’s Unaudited Condensed Consolidated Financial Statements for the periods ended September 30, 2011, prepared in accordance with accounting principles generally accepted in the United States, which materially conform to the Consolidated Financial Statements filed with the Japanese-language Quarterly Securities Report referred to above.

III.	English translation of Report on Corporate Governance, as filed by the registrant with the Tokyo Stock Exchange on November 14, 2011

IV.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on November 18, 2011.

V.

Executive summary of Semi-Annual Business Report for the registrant’s first half of the 108th period from April 1, 2011 through September 30, 2011, as distributed to the shareholders on November 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of
Accounting Division

Date: November 30, 2011